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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Hood & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — 212-220-2729
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Hood & Company LLC, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Hood & Company, LLC

Report on Audit of Financial Statements and Supplementary Information

As of and for the Year Ended September 30, 2020

William Hood & Company, LLC

As of and for the Year Ended September 30, 2020

Contents

Financial Statements

Supplementary Information

MAZARS

Report of Independent Registered Public Accounting Firm

To the Management of
William Hood & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of William Hood & Company, LLC, (the "Company"), as of September 30, 2020, and the related statements of income, changes in member's equity, and cash flows, for the year ended September 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of September 30, 2020, and the results of its operations and its cash flows for the year ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Mazars USA LLP

New York, NY
November 11, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

William Hood & Company, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of September 30, 2020

ASSETS	
Cash	$ 2,906,949
Restricted cash	86,545
Accounts receivable	986
Prepaid expense	8,367
Right of use asset	613,699
TOTAL ASSETS	$ 3,616,546
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Contract liabilities	$ 875,000
Bank loan payable	178,200
Operating lease liability	621,086
Accounts payable and accrued expenses	54,405
TOTAL LIABILITIES	$ 1,728,691
MEMBER'S EQUITY	1,887,855
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,616,546

See Notes to Financial Statements.

William Hood & Company, LLC

Statement of Income

For the Year Ended September 30, 2020

REVENUE:	
Investment banking income	$ 3,017,500
Expense reimbursement income	38,776
Interest income	17,289
Total Revenue	$ 3,073,565
OPERATING EXPENSES:	
Compensation expense and related costs	1,882,538
Travel and entertainment expense	241,532
Professional fees	206,001
Rent expense	156,800
Other expenses	212,786
Insurance expense	86,233
Marketing expense	29,452
Equipment expense	4,708
Regulatory expense	17,126
Total Expenses	2,837,176
NET INCOME	$ 236,389

See Notes to Financial Statements.

William Hood & Company, LLC

Statement of Changes in Member's Equity

For the Year Ended September 30, 2020

MEMBER'S EQUITY, OCTOBER 1, 2019	$	2,951,466
Member's distributions		(1,300,000)
Net income		236,389
MEMBER'S EQUITY, SEPTEMBER 30, 2020	$	1,887,855

See Notes to Financial Statements.

William Hood & Company, LLC

Statement of Cash Flows

For the Year Ended September 30, 2020

OPERATING ACTIVITIES:	
Net income	$ 236,389
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in operating assets:	
Decrease in accounts receivable	4,142
Decrease in prepaid assets	3,098
Increase in right of use asset	(613,699)
Net change in operating liabilities:	
Increase in contract liabilities	567,500
Decrease in accounts payable and accrued expenses	(32,501)
Increase in operating lease liability	621,086
Net Cash Provided by Operating Activities	786,015
FINANCING ACTIVITIES:	
Member's distributions	(1,300,000)
Proceeds from bank loan	178,200
Net Cash Used in Financing Activities	(1,121,800)
NET DECREASE IN CASH	(335,785)
CASH AT BEGINNING OF YEAR	3,329,279
CASH AT END OF YEAR	$ 2,993,494
CASH CONSISTS OF:	
Cash	$ 2,906,949
Restricted Cash	86,545
Total Cash	$ 2,993,494

See Notes to Financial Statements.

1. Organization and Nature of Business

William Hood & Company, LLC (the "Company") was approved for FINRA membership on August 28, 2018. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business activity is to facilitate the private placement of securities. The Company facilitates all securities activities from its office at 555 Madison Avenue, 11th Floor, New York, New York.

2. Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account, savings account and money market account held at financial institutions. Restricted cash is included in cash for the purposes of the statement of cash flows.

Revenue recognition - The Company's investment banking income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

The Company earns investment banking fees for achieving various fundraising objectives. Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

On occasion, additional consideration is promised within the contract. These investment banking fees are contingent upon the occurrence of future events. Due to the amount of the consideration being highly susceptible to factors outside of the Company's influence, the fees are considered earned after the future event has occurred.

The Company incurs costs time to time which, per the terms of the engagement letter, are reimbursable. These out-of-pockets costs include expenses such as travel and lodging. The Company considers the customer reimbursements of company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration. The cost the Company incurs are fulfillment costs. Therefore, typical out of pocket expenses and the reimbursements of such costs from the client are presented on a gross basis.

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Under FASB Topic 606, the Company's primary sources of revenue, which are investment banking fees, are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is terminated.

2. Significant Accounting Policies (Continued)
Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ended September 30, 2020 is as follows:

Revenue Stream	Total Revenue
Investment Banking Income	$3,017,500
Interest Income	$17,289
Expense Reimbursement Income	$38,776

The receivable balance on contracted assets as of October 1, 2019 was $5,128. The receivable balance on contracted assets as of September 30, 2020 was $986. Contract liabilities as of October 1, 2019 was $307,500. The contract liabilities balance as of September 30, 2020 was $875,000.

Income taxes – The Company is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the Company. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Uncertain tax positions - The Company has adopted Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of September 30, 2020, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable - Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received.

3. Net Capital Requirements

The Company is a registered broker dealer, and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since it does not take custody of any customer funds or securities. The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At September 30, 2020, the Company had net capital of $1,791,957 which was $1,729,504 in excess of its required net capital of $62,453. The Company's ratio of aggregate indebtedness to net capital was 52%.

4. Concentrations of Credit Risk

COVID-19 - Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash - The Company maintains principally all cash balances in two financial institutions which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of September 30, 2020, the amount in excess of insured limits of $250,000 was $2,610,423.

Revenue - For the year ended September 30, 2020, 95% of gross revenues was derived from two customers.

5. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2020 and November 11, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement. During this period, there were no material subsequent events requiring disclosure.

6. Right of use asset and lease liability

In connection with FASB Standard 842 regarding leases, which is effective for fiscal years beginning after December 15, 2018 for the Company, management has evaluated the financial impact the standards had on the Company's financial statements using a modified retrospective transition approach. As of October 1, 2019, the Company recorded a right to use asset, which was offset by a corresponding liability. The asset and liability were amortized monthly during the fiscal year ended September 30, 2020. There was no material impact to the Company's net capital, as the right of use asset was allowable to the extent there was an offsetting lease obligation. Total rent expense for the year ended September 30, 2020 was $156,800. The lease has a remaining term of 5 years and an incremental borrowing rate of 5% on the lease liability.

7. Commitments and Contingencies

Office Leases - The Company entered into an agreement to lease office space in New York City, NY beginning October 16, 2018 and ending August 31, 2025.

The minimum base rental commitments under this lease at September 30, 2020, are as follows:

Year Ending September 30,		
2021	$	144,936
2022		141,044
2023		145,276
2024		149,634
2025		154,123
Total		735,013
Less: imputed interest		113,927
Lease liability	$	621,086

The lease is secured by an irrevocable letter of credit in the amount of $86,050.

8. Restricted Cash

The Company has cash at a bank totaling $86,545, that is securing an irrevocable letter of credit in favor the landlord.

9. Reimbursed Expense

In the course of providing investment banking services to its clients, the Company incurs costs primarily related to travel and entertainment for which it gets reimbursed from its clients. Reimbursed expenses in the amount of $38,776 are presented gross on the statement of income.

10. Bank Loan Payable

In response to COVID-19, the Company submitted an SBA loan application for $178,200, which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on April 17, 2020. The amount of the loan is reported on the Statement of Financial Condition as Bank Loan Payable. The Company expects to qualify for full loan forgiveness over the qualifying period and will convert the loan to revenue once the loan forgiveness has been formally granted by the appropriate authorities. In the event the loan is not forgiven, the interest rate would be 1%.

William Hood & Company, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2020
Schedule I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL		$ 1,887,855
DEDUCTIONS AND/OR CHARGES:		
Restricted Cash		(86,545)
Prepaid Expenses		(8,367)
Accounts Receivable		(986)
NET CAPITAL		$ 1,791,957
AGGREGATE INDEBTEDNESS:		
Contract liabilities		$ 875,000
Accounts payable and accrued expenses		54,405
Operating lease liability	$621,086	
Less: Right of use asset	(613,699)	7,387
		$ 936,792
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)		$ 62,453
Excess net capital		$ 1,729,504
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement		$ 1,698,278
Percentage of aggregate indebtedness to net capital		52%

There are no material differences between the preceding computation and the Company's mostly recently filed unaudited Part II of Form X-17A-5 as of September 30, 2020.

William Hood & Company, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission
Schedule II

The Company does not qualify under any of the application exemptions but rather is deemed to be exempt under no exemptive provision, as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not hold customer funds or securities. The Company does not have customer accounts and its business activities are limited to mergers and acquisition advisory services.

See Report of Independent Registered Accounting Firm and Notes to Financial Statements.

MAZARS

Report of Independent Registered Public Accounting Firm

To the Management of
William Hood & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which William Hood & Company, LLC (the "Company"), indicated that the Company did not fit into one of the identified exemptive provisions in C.F.R 240.15c3-3(k), however consistent with footnote 74 to SEC Release 37-70073, the Company may file an Exemption Report. The Company indicated it has no obligations under 17 C.F.R. 15c3-3, as its business activities were limited to identifying potential merger and acquisition opportunities for clients, and the Company did not hold customer funds or securities. The Company had no obligation under C.F.R. 240.15c3-3 throughout the most recent fiscal year ended September 30, 2020, and satisfied the above conditions, without exception. William Hood & Company, LLC's management is responsible for compliance with satisfying the above conditions related to the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about William Hood & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

New York, NY
November 11, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

WILLIAM HOOD & COMPANY LLC
EXEMPTION REPORT

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To Whom It May Concern:

William Hood & Company LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a) For the year October 1, 2019 to September 30, 2020, the Company did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k). Consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. § 15c3-3 as its business activities were limited to identifying potential merger and acquisition opportunities for clients. Further, the Company did not hold customer funds or securities. The Company had no obligations under 17 C.F.R. § 240.15c3-3 for the year October 1, 2019 through September 30, 2020, and satisfied the above conditions without exception.

I, WILLIAM HOOD, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature: William Hood

Title: CEO
Date: November 11, 2020